Exhibit 99.1

The9’s AI-Developed Mobile Game “The Greed of Man” Reaches No. 1 on Hong Kong App Store and Google Play Simulation Games Charts

Hong Kong — September 28, 2026 — The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established internet company, today announced that its proprietary mobile simulation game “The Greed of Man《大時代》” has reached No. 1 in the Simulation Games category on both the Hong Kong Apple App Store and Google Play following its official launch on September 24, 2026, marking an important milestone in turning The9’s AI capabilities into a commercial product.

The game was built on the9bit, The9’s proprietary AI game production platform. Rather than relying on a single foundation model, the9bit orchestrates multiple AI models and specialized workflows across the game development lifecycle. A creator can begin with an idea expressed in natural language or an image, which the platform converts into a structured production blueprint. Its orchestration engine then coordinates content generation, debugging, asset creation, integration and other production tasks across these models. The platform also provides an AI-native editing environment in which creators can modify gameplay elements, game parameters and visual assets, and continue refining them through natural-language instructions. By combining foundation models with The9’s proprietary orchestration and production layer, this approach is designed to shorten development cycles and make game production more efficient and scalable.

The game is based on the iconic “The Greed of Man《大時代》” intellectual property licensed from Television Broadcasts Limited (“TVB”). Widely regarded as one of the most influential Chinese-language television dramas, “The Greed of Man” has maintained a devoted following among Chinese audiences worldwide for more than three decades.

“The launch of ‘The Greed of Man’ is an important milestone because it demonstrates how our AI-powered strategy can be applied to the full development and commercial launch of a game,” said George Lai, Chief Executive Officer of The9. “Completing the title in approximately eight months, rather than the two to three years a traditional model would typically require, provides tangible evidence of the efficiency we are working to build. Its initial market reception further supports our confidence in this approach. Just as importantly, the development process has generated reusable workflows and production intelligence that can improve how we plan, create and iterate on future titles. We believe this experience provides a practical foundation for advancing our game pipeline and expanding the application of AI across game development.”

Building on the game’s launch in Hong Kong, The9 plans to introduce “The Greed of Man” in mainland China in the near future, extending the title to a substantially larger market and further leveraging the franchise’s recognition among Chinese audiences.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “will,” “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; our strategies; our future business development, financial condition and results of operations; competition in the industry in which we operate; our ability to manage our costs and expenses; the volatility in the market price of digital assets, the limited liquidity of certain digital asset tokens, evolving and uncertain regulatory frameworks governing cryptocurrencies, digital assets, and token-based economies, laws and regulations relating to the industry in which we operate, general economic and business conditions and assumptions underlying or related to any of the foregoing. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see The9's filings with the U.S. Securities and Exchange Commission. The9 undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

About The9 Limited

The9 Limited (Nasdaq: NCTY) is a global, diversified high-tech company redefining how games are created, played and monetized. Founded in 1999 and listed on Nasdaq in 2004, The9 brings more than two decades of gaming experience to its flagship platform, the9bit, an AI-powered digital asset ecosystem built around AI game creation and the $9BIT token economy. Participants can play games, create content, earn rewards and share in the ecosystem’s growth. Beyond the9bit, The9 continues to explore emerging opportunities across AI-enabled industries and the broader digital ecosystem, including its equity interest in AI-driven drug discovery company NYB, as it builds a multi-engine business at the intersection of AI and the new economy.

Investor Relations Contact

Ms. Jojo Su

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 6108-6080

Email: IR@corp.the9.com

Ms. Helen Wu

Piacente Financial Communications

Tel: +86 (10) 6508-0677

Email: The9@thepiacentegroup.com